EXHIBIT 99.28

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

CORVUS GOLD INC. (the “Issuer”)
Suite 2300 – 1177 West Hastings Street
Vancouver, B.C. V6E 2K3

Item 2.	Date of Material Change

January 15, 2014

Item 3.	News Release

The date of the material change report issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change report disclosed in this report is January 15, 2014.  The material change report was issued in Vancouver, British Columbia through the facilities of the Toronto Stock Exchange via Marketwire.

Item 4.	Summary of Material Change

The Issuer continues to increase the district gold potential at the North Bullfrog Project, Nevada, providing assay results from 2013 RC drilling.

Item 5.	Full Description of Material Change

The Issuer reports assay results from the final 16 reverse circulation holes drilled in the 2013 campaign.  These results have expanded the broad oxide mineralization in the Sierra Blanca deposit in all directions and up to another 100 metres in depth.  Hole NB-13-246, on the northern extension of the Sierra Blanca deposit, returned 21.3 metres @ 0.46 g/t gold from the surface (Figure 1).  These results establish the continuity of quartz stockwork mineralization found 50 metres to the east in NB-12-242, which had 41.2 metres @ 0.68 g/t gold from surface, including 10.7 metres @ 1.3 g/t gold (NR13-27, October 24, 2013).

High silver values in several holes found in the North Sierra Blanca area adjacent to the Yellowjacket deposit suggests the presence of more Yellowjacket style high-grade mineralization between the two deposits.  In the Savage Valley area, hole NB-13-259 returned 38 metres @ 0.51g/t gold from 18 metres depth and hole NB-13-258 returned an intercept of 11 m of 0.7 g/t gold with high tellurium mineralization similar to that intercepted a half a kilometre to the west at Air Track Hill in hole NB-13-364 (NR14-01, January 9, 2014).  The Issuer is still waiting for assays on the final 10 core holes drilled in 2013, most of which are from the northern and western extension of the Yellowjacket deposit.

North Sierra Blanca Drilling

Results from nine new RC holes drilled on the northern end of Sierra Blanca have established good continuity and extended the known mineralization for about 300 metres to the north and 250 metres to the east (Table 1, Figure 1), thereby linking the Sierra Blanca deposit with the Yellowjacket deposit.  Oxidation along the ridge at Sierra Blanca North extends for some 200 metres in depth, which is about 100 metres deeper than originally projected in this area.  As a result, the potential to increase the tonnage of this portion of the deposit has increased (Table 1).
Broad zones of disseminated mineralization, such as NB-13-244 with 77 metres @ 0.25 g/t gold, have been found in all holes.  High level quartz stockwork mineralization seen at the surface has now been intersected in drilling, returning higher grades similar to those in the Yellowjacket such as hole NB-13-242 (41.2 metres @ 0.68 g/t gold from surface, including 10.7 metres @ 1.3 g/t gold – previously reported) and hole NB-13-246 (21.3 metres @ 0.46 g/t gold).  Core holes NB-13-373, 375 and 376 (assays pending) were drilled to test the continuity and possible grade enhancement at depth (Yellowjacket productive depths) of these newly discovered vein/stockwork zones.

In addition, holes NB-13-249, 250 and 251 not only demonstrate the continuity of lower grade disseminated mineralization, but also encountered intervals with anomalously high silver to gold ratios (Table 1, Figure 1).  These values are characteristic of the Yellowjacket high-grade mineralization and indicate that the high-grade veining extends into these areas.  Drilling in 2014 will be designed to investigate these occurrences as well.

Table 1: Significant intercepts* from recent reverse circulation holes at North Sierra Blanca.
(All holes are vertical.  Reported drill intercepts are not true widths.  At this time, there is insufficient data with respect to the shape of the mineralization to calculate its true orientation in space.)

Hole ID	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Comments
NB-13-244	27.4	105.2	77.7	0.25	0.87
Including	61.0	79.3	18.3	0.36	1.12	Qtz stockwork
	120.4	144.8	24.4	0.16	0.44
	207.3	246.9	39.6	0.12	0.43	oxide to 244m
	271.3	285.0	13.7	0.14	0.69
	327.7	335.3	7.6	0.25	0.40
NB-13-245	12.2	82.3	70.1	0.17	0.76
	86.9	160.0	73.2	0.21	0.80
Including	118.9	147.8	29.0	0.32	0.66	oxide to 210m
NB-13-246	0.0	21.3	21.3	0.46	0.61	Qtz stockwork
	21.3	32.0	10.7	0.14	0.46
	32.0	47.2	15.2	0.44	0.90	Qtz stockwork
	47.2	106.7	59.4	0.22	0.96
	155.4	167.6	12.2	0.14	1.43
	172.2	181.4	9.1	0.15	0.56	oxide to 330m
NB-13-247	25.9	111.3	85.3	0.21	0.86
	120.4	178.3	57.9	0.21	0.55
	256.0	291.1	35.0	0.19	0.70	oxide to 202m
	300.2	335.3	35.0	0.18	0.40
NB-13-248	0.0	7.6	7.6	0.14	0.59
	19.8	36.6	16.8	0.22	1.68
	70.1	134.1	64.0	0.18	0.69
	187.4	216.4	29.0	0.15	0.33	oxide to 140m
	254.5	280.4	25.9	0.16	0.69
NB-13-249	97.5	106.7	9.1	0.07	2.27	High silver to gold
	112.8	144.8	32.0	0.20	0.94
	193.6	211.8	18.3	0.14	0.45	oxide to 158m

Hole ID	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Comments
	219.5	240.8	21.3	0.18	0.44
	249.9	277.4	27.4	0.15	0.42
NB-13-250	54.9	57.9	3.0	0.16	4.83	High silver to gold
	56.4	217.9	161.5	0.21	0.89	oxide to 93m
	222.5	224.0	1.5	0.22	20.00	High silver to gold
	248.4	286.5	38.1	0.25	0.39
NB-13-251	82.3	128.0	45.7	0.31	1.08	Qtz stockwork
Including	83.8	111.3	27.4	0.42	1.32
	141.7	187.4	45.7	0.27	1.26
Including	150.9	164.6	13.7	0.43	0.93	feeder structure
Including	176.8	178.3	1.5	0.32	5.77	Qtz stkwk; High silver to gold
	233.2	251.5	18.3	0.19	0.32	oxide to 185m
NB-13-252	73.2	164.6	91.4	0.24	0.79	oxide to 32m
Including	79.3	83.8	4.6	0.66	1.26	feeder structure
Including	117.3	123.4	6.1	0.38	1.45	feeder structure
Including	155.4	161.5	6.1	0.51	0.41	feeder structure
*Intercepts calculated using a 0.1g/t gold cutoff and up to 3 metres of internal waste.

Infill Drilling between Sierra Blanca and Savage Valley Deposits

Drill holes designed to evaluate a large un-drilled area between the southwest portion of Sierra Blanca and northern extension of the Savage Valley deposits have returned encouraging results which could potentially link the two proposed pits in future modeling.  The results from seven new holes show that low-grade mineralization extends through this area, with some significant shallow intercepts such as hole NB-13-256, where 75 of the top 105 metres is mineralized above cutoff, and NB-13-254 with 20 metres @ 0.26 g/t gold from 8 metres depth (Table 2, Figure 1).

Holes NB-13-258 and NB-13-259 both have significant intercepts at nearly 0.5 g/t gold (Table 2).  Of particular interest is the intercept of 10.7 metres @ 0.7 g/t gold in NB-13-258, which also has elevated tellurium similar to an intercept half a kilometre to the west at Air Track Hill (NR14-01, January 9, 2014).  As previously stated, tellurium is a strong indicator of high-grade gold mineralization.  Additional drilling is planned in the Savage Valley area to explore the potential southern extension of the Yellowjacket high-grade deposit into this large area of low-grade mineralization (which has some indicators that are similar to the setting at Sierra Blanca to the north).

Table 2: Significant intercepts* from recent RC holes between Sierra Blanca and Savage
Valley.
(All holes are vertical.  Reported drill intercepts are not true widths.  At this time, there is insufficient data with respect to the shape of the mineralization to calculate its true orientation in space.)

Hole ID	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Comments
NB-13-253	No Significant Intercepts					oxide to 146m TD
NB-13-254	7.6	27.4	19.8	0.26	0.09	oxide to 111m
Including	15.2	22.9	7.6	0.36	0.07	feeder structure
NB-13-255	71.6	83.8	12.2	0.20	0.34	oxide to 117m
Including	73.2	76.2	3.0	0.42	0.33	feeder structure
NB-13-256	0.0	47.2	47.2	0.17	0.46
	70.1	83.8	13.7	0.15	0.39
	89.9	105.2	15.2	0.15	0.27
	111.3	163.1	51.8	0.15	0.38	oxide to 163m
	233.2	245.4	12.2	0.21	0.78	Tr1Seds
NB-13-257	53.3	93.0	39.6	0.14	0.30
NB-13-258	48.8	54.9	6.1	0.22	0.09
	64.0	93.0	28.9	0.45	0.76
Including	68.6	79.3	10.7	0.70	0.82	High tellurium zone
	93.0	131.1	38.1	0.15	0.63
	193.6	213.4	19.8	0.17	0.23	oxide to 198m
NB-13-259	18.3	56.4	38.1	0.51	1.11
	56.4	77.7	21.3	0.13	0.59
	109.7	121.9	12.2	0.25	0.17	oxide to 157
*Intercepts calculated using a 0.1g/t gold cutoff and up to 3 metres of internal waste.

About the North Bullfrog Project, Nevada

The Issuer controls 100% of its North Bullfrog Project, which covers approximately 68 km² in southern Nevada just north of the historic Bullfrog gold mine formerly operated by Barrick Gold Corporation.  The property package is made up of a number of leased patented federal mining claims and 758 federal unpatented mining claims.  The project has excellent infrastructure, being adjacent to a major highway and power corridor.

0
250
500
metres
Yellowjacket
NB-13-252
NB-13-250
NB-13-246
NB-13-242
NB-13-245
NB-13-251
NB-13-244
NB-13-247
NB-13-249
NB-13-248
Sierra Blanca
North and South
Air
Track
Hill
NB-13-255
NB-13-256
NB-13-253
NB-13-254
NB-13-258
NB-13-257
NB-13-259
Savage
Valley

Figure 1: Location of drill hole discussed in this news release.  Red collars and traces indicate holes reported in this news release.  Blue indicates holes for which assays are pending.  Black indicates previously released results.  Significant mineralized faults are shown in dark red.  Grey hachured lines show outlines of present proposed pit designs.  Topographic contour interval is 2 metres.

Qualified Person and Quality Control/Quality Assurance

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that form the basis for this material change report and has approved the disclosure herein.  Mr. Pontius is not independent of the Issuer, as he is the CEO and holds common shares and incentive stock options.

The work program at North Bullfrog was designed and supervised by Russell Myers (CPG 11433), President of the Issuer, and Mark Reischman, the Issuer’s Nevada Exploration Manager, who are responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project log and track all samples prior to sealing and shipping.

Quality control is monitored by the insertion of blind certified standard reference materials and blanks into each sample shipment.  All resource sample shipments are sealed and shipped to ALS Chemex in Reno, Nevada, for preparation and then on to ALS Chemex in Reno, Nevada, or Vancouver, B.C., for assaying.  ALS Chemex’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025:1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation.  All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential for there to be more Yellowjacket style high-grade mineralization between the North Sierra Blanca area and the Yellowjacket deposits, the potential to increase the tonnage of the deposit in the Sierra Blanca North area and for the grade to increase at depth, the potential to link the two proposed pits at the Sierra Blanca and northern extension of the Savage Valley deposits in future modeling, the potential to discover additional high grade veins or additional deposits including the potential for Yellowjacket-type high-grade mineralization in the area of low-grade mineralization in the Savage Valley area, the potential to expand the existing estimated resource at the North Bullfrog project, the potential for the North Bullfrog deposits to be p[art of a District-wide gold system and to grow as such, the potential for the North Bullfrog system to continue to grow and/or to develop into a major new higher-grade, bulk tonnage, Nevada gold discovery, the potential for any mining or production at North Bullfrog, the potential for the identification of multiple deposits at North Bullfrog, the planned completion of an updated preliminary economic assessment for the North Bullfrog project, whether in Q1 2014 or at all, the potential for the Issuer to secure or receive any royalties in the future, the potential for the Issuer to build shareholder value, whether through new discoveries and/or leveraging non-core assets or at all, business and financing plans and business trends, are forward-looking statements.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Issuer may produce or plan to produce, the Issuer's inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Issuer’s 2013 Annual Information Form and latest interim Management Discussion and Analysis filed with certain securities commissions in Canada.  All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

Caution Regarding Adjacent or Similar Mineral Properties

This material change report contains information with respect to adjacent or similar mineral properties in respect of which the Issuer has no interest or rights to explore or mine.  The Issuer advises US investors that the mining guidelines of the US Securities and Exchange Commission (the “SEC”) set forth in the SEC’s Industry Guide 7 (“SEC Industry Guide 7”) strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Issuer has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties, and any production therefrom or economics with respect thereto, are not indicative of mineral deposits on the Issuer’s properties or the potential production from, or cost or economics of, any future mining of any of the Issuer’s mineral properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Jeffrey A. Pontius, Chairman & CEO
Business Telephone No.:  (303) 470-8700

Item 9.	Date of Report

January 16, 2014